TTEC Holdings, Inc. 6312 S. Fiddler’s Green Circle Suite 100N Greenwood Village, CO 80111

August 25, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Eric Envall

Charlie Guidry

Re:	TTEC Holdings, Inc.

Definitive Proxy Statement on Schedule 14A

Filed April 11, 2023

File No. 001-11919

Ladies and Gentlemen:

This letter sets forth the responses of TTEC Holdings, Inc. (“TTEC”) to the comments provided by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission in its comment letter dated August 22, 2023, with respect to the above-referenced definitive proxy statement on Schedule 14A. For your convenience, the Staff’s comments are set forth in bold below, followed by TTEC’s responses.

Definitive Proxy Statement on Schedule 14A filed April 11, 2023

Pay Versus Performance, page 53

1.	In footnote 1, please ensure that you identify each named executive officer included in the calculation of average non-PEO compensation for every year presented, including the most recent fiscal year. See Regulation S-K Item 402(v)(3).

TTEC Response:

We respectfully acknowledge the Staff’s comment. In future filings, TTEC will identify each named executive officer included in the calculation of average non-PEO compensation for every year presented, including the most recent fiscal year.

2.	We note that you include Revenue, Adjusted Operating Income, and Adjusted EBITDA as your Company-Selected Measures. Regulation S-K Item 402(v)(2)(vi) permits you to designate only one Company-Selected Measure, which, in your assessment, “represents the most important financial performance measure (that is not otherwise required to be disclosed in the table) used by [you] to link compensation actually paid to [your] named executive officers, for the most recently completed fiscal year, to company performance.” Please ensure that you include only one Company-Selected Measure in the pay versus performance table.

You may elect to provide in the table one or more performance measures in addition to the Company-Selected Measure, provided that the disclosures about those measures “may not be misleading or obscure the required information, and the additional performance measures may not be presented with greater prominence than the required disclosure.” See Pay Versus Performance, Release No. 34–95607 (Apr. 29, 2015) [87 FR 55134 (Sept. 8, 2022)] at 55159. Note that each additional measure must also be accompanied by a clear description of the relationship between executive compensation actually paid to your PEO and, on average, to the other named executive officers and that measure, across the fiscal years presented. See Regulation S-K Item 402(v)(5)(iv).

TTEC Response:

We respectfully acknowledge the Staff’s comment. In future filings, TTEC will include only one Company-Selected Measure in the pay versus performance table.

3.	We note that you include in the pay versus performance table the non-GAAP measures Adjusted Operating Income and Adjusted EBITDA, and we note your tabular disclosure of “GAAP vs. Adjusted Performance.” Please ensure that you provide disclosure showing how these numbers are calculated from your audited financial statements, as required by Regulation S-K Item 402(v)(2)(vi). If the disclosure appears in a different part of the definitive proxy statement, you may satisfy the disclosure requirement by a cross-reference thereto; however, incorporation by reference to a separate filing will not satisfy this disclosure requirement.

TTEC Response:

We respectfully acknowledge the Staff’s comment. In future filings, TTEC will provide disclosure showing how such non-GAAP measures are calculated from its audited financial statements as required by Regulation S-K Item 402(v)(2)(vi).

4.	While we note your disclosure “Company TSR and Peer Group TSR” on page 55, it appears that you have not provided all of the relationship disclosures required by Regulation S-K Item 402(v)(5). Please ensure that you provide this required disclosure in its entirety. Although you may provide this information graphically, narratively, or a combination of the two, this disclosure must be separate from the pay versus performance table required by Regulation S-K Item 402(v)(1) and must provide a clear description of each separate relationship indicated in Regulation S-K Item 402(v)(5)(i)-(iv). Please note, it is not sufficient to state that no relationship exists, even if a particular measure is not used in setting compensation.

TTEC Response:

We respectfully acknowledge the Staff’s comment. In future filings, TTEC will provide all of the relationship disclosures required by Regulation S-K Item 402(v)(5).

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5.	In calculating the compensation actually paid for the non-PEO named executive officers, you indicate that you exclude the value of certain outstanding and unvested performance-based equity awards that were granted in the covered fiscal year. Regulation S-K Item 402(v)(2)(iii)(C)(1)(i) requires that you include the “fair value as of the end of the covered fiscal year of all awards granted during the covered fiscal year that are outstanding and unvested as of the end of the covered fiscal year.” In your calculations of compensation actually paid, please ensure that you include the fair values required by Regulation S-K Item 402(v)(2)(iii)(C)(1)(i).

TTEC Response:

We respectfully acknowledge the Staff’s comment. In future filings, TTEC will include the fair values required by Regulation S-K Item 402(v)(2)(iii)(C)(1)(i) in its calculation of compensation actually paid, including the fair values of outstanding and unvested performance-based equity awards that were granted in the covered fiscal year.

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We hope that the foregoing has been responsive to the Staff’s comments. Please do not hesitate to contact me by telephone at (303) 748-3011 or by email at margaret.mclean@ttec.com with any questions or further comments you may have.

Sincerely,

/s/ Margaret B. McLean

Margaret B. McLean
Corporate Secretary and General Counsel

Cc:	Ken Tuchman, TTEC CEO

Francois Bourret, TTEC Interim CFO

Pamela Lamasters, TTEC Total Rewards

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